THRIVENT CORE FUNDS

625 FOURTH AVENUE SOUTH

MINNEAPOLIS, MINNESOTA 55415

January 31, 2018

VIA EDGAR CORRESPONDENCE

Patrick Scott

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thrivent Core Funds Form N-1A Registration Statement
File Nos. 333-218855 and 811-23149

Mr. Scott:

On January 23, 2018, you provided comments based on a review of the N-1A registration statement of Thrivent Core Funds (the “Registrant”) for its series Thrivent Core Emerging Markets Debt Fund and Thrivent Core Low Volatility Equity Fund (each, a “Fund”). Any defined terms used in this letter that are not defined herein have the definitions given to them in the N-1A. The following is a description of the comments presented and the Registrant’s responses.

1. Please address the following with respect to Thrivent Core Emerging Markets Debt Fund:

a. Please explain if Hong Kong and Singapore are considered by the Fund to be emerging market countries.

The Registrant does not consider Hong Kong and Singapore to be emerging market countries based on the credit rating, political and economic stability and the development of the financial and capital markets in those countries, as described in the prospectus. The Registrant has revised the disclosure to clarify that they are not considered emerging market countries.

b. Please confirm that if the Fund intends to concentrate its investments in a particular country or countries, the Fund will disclose the concentration as a principal strategy and add appropriate risk disclosure.

The Registrant confirms that it will add any such disclosure if applicable.

c. Please confirm that if the Fund will invest more than 25% of its net assets in the sovereign debt of a particular country as a principal strategy, it will disclose the concentration as a principal strategy and add appropriate risk disclosure.

The Registrant confirms that it will add any such disclosure if applicable.

d. Please disclose what the Fund’s benchmark is.

The Registrant has added the requested disclosure.

e. Please confirm whether or not the Fund will include Financial Highlights in the Fund’s effective registration statement.

The Registrant confirms that Financial Highlights will be included in the Fund’s effective registration statement.

2. Please address the following with respect to Thrivent Core Low Volatility Equity Fund:

a. Please correct the typographical error in the discussion of the meaning of volatility within the principal strategies section.

The Registrant has made the requested change.

b. Please ensure that the disclosure regarding the Adviser’s factor model includes discussion of how the model assists in constructing a low volatility portfolio.

The Registrant has revised the disclosure as requested.

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If you have any additional comments or questions, please feel free to contact me at (612) 844-4198.

Thank you,

/s/ Michael W. Kremenak

Michael W. Kremenak

Secretary and Chief Legal Officer